CAPITAL AUTO RECEIVABLES LLC

200 Renaissance Center

Detroit, Michigan 48265

February 4, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Michelle Stasny
M. Hughes Bates

Re:	Capital Auto Receivables LLC (the “Registrant”) Registration Statement on Form SF-3 (SEC File No. 333-208079) Filed November 17, 2015, and as Amended on December 23, 2015, January 14, 2016 and January 29, 2016

Ladies and Gentlemen:

The Registrant hereby requests acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”), to 4:00 p.m., Eastern time on February 8, 2016 or as soon thereafter as practicable.

The Registrant hereby acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

In addition, with respect to the Registration Statement, the Registrant acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Registrant further acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant also acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Janette A. McMahan of Kirkland & Ellis LLP, special counsel to the Registrant, at (212) 446-4754 as soon as the Registration Statement has been declared effective.

Very truly yours,

CAPITAL AUTO RECEIVABLES LLC

By:	/s/ Ryan C. Farris
Name:	Ryan C. Farris
Its:	President